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                                                                    EXHIBIT 99.1

                                 HOLLINGER INC.

                      HOLLINGER INC. INDEPENDENT DIRECTORS
               GRANTED SOLE AUTHORITY TO EXERCISE VOTING POWER ON
             PROPOSED SALE OF HOLLINGER INTERNATIONAL'S U.K. ASSETS
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     Toronto, Canada, July 9, 2004 -- Hollinger Inc. ("Hollinger") (TSX: HLG.C;
HLG.PR.B) announced today that its board of directors has delegated to the members of its Independent Committee the sole right and authority to vote all of the shares of common stock of Hollinger International Inc. ("Hollinger International") owned, directly or indirectly, by Hollinger in connection with the proposed sale of Hollinger International's U.K. assets. The Independent Committee is comprised of General Richard Rohmer, O.C., Q.C. and Hon. Gordon W. Walker, Q.C.

     In connection with this announcement, the company said, "Hollinger Inc. has not yet determined whether or not the proposed sale of Hollinger International's U.K. assets represents the best way to maximize value for International shareholders. However, we have filed suit in Delaware to ensure that shareholders are provided the information and the opportunity to make such a determination. If our suit is successful, it will then be the responsibility of Hollinger Inc.'s independent directors to determine whether or not to support the proposed transaction."

     As previously announced, Hollinger has filed a complaint in Delaware Chancery Court (the "Delaware Complaint") seeking to have the Court require that Hollinger International submit the sale of its U.K. assets to ratification by its shareholders. A hearing is scheduled for July 23, 2004.

     Messrs. Rohmer and Walker also comprise the Litigation Committee of Hollinger's board of directors, which manages and directs all litigation by and against Hollinger, including the Delaware Complaint. They have retained Harvey Strosberg, Q.C., as their counsel. Messrs. Rohmer and Walker also comprise a majority of the members of the Audit Committee of Hollinger's board of directors.

     General Rohmer, Canada's most decorated citizen, is a former RCAF fighter-reconnaissance pilot, who concluded his career in the Armed Forces after serving as Chief of Reserves. He is Counsel to the law firm of Rohmer & Fenn, a best-selling author, and has twice served as chancellor of the University of Windsor. He has served as a director of Standard Broadcasting Limited, Mediacom Inc., Southam Inc. and Ontario Development Corporation.

     Mr. Walker, during a distinguished career in government, has served as city councillor in London, Ontario and, for twelve years, as a Member of the Provincial Parliament of Ontario. In the latter capacity, he served, among other roles in the Ontario Government, as Secretary for Justice, Minister of Consumer and Commercial Relations and Minister of Industry and Trade. After leaving politics, Mr. Walker was counsel to law firms Miller Thomson and Holden Day Wilson and served as Canadian Commissioner to the International Joint Commission. Mr. Walker is currently the principal of Walker Consulting Inc. and a partner of First Canadian Property Investments Limited. Mr. Walker has been a member of the Board of Directors of numerous companies and currently is a director of Cygnal Technologies Inc.

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     Hollinger's principal asset is its approximately 68.0% voting and 18.2%
equity interest in Hollinger International Inc. Hollinger International is a global newspaper publisher with English-language newspapers in the United States, Great Britain and Israel. Its assets include The Daily Telegraph, The Sunday Telegraph and The Spectator and Apollo magazines in Great Britain, the Chicago Sun-Times and a large number of community newspapers in the Chicago area, The Jerusalem Post and The International Jerusalem Post in Israel, a portfolio of new media investments and a variety of other assets.

Media contact:
Jim Badenhausen
646-805-2006


                              www.hollingerinc.com